

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05000471

December 30, 2004

Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.
Office of General Counsel
222 Broadway, 17th Floor
New York, NY 10038

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12/30/2004

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 8, 2004

Dear Ms. Witterschein:

This is in response to your letter dated December 8, 2004 concerning the shareholder proposal submitted to Merrill Lynch by the Sisters of the Order of St. Dominic (Grand Rapids Dominicans). Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sister Mary Brigid Clingman OP
Councilor of Mission and Advocacy
Grand Rapids Dominicans
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

65100

Judith A. Witterschein
Corporate Secretary
Merrill Lynch & Co., Inc.

Office of General Counsel

222 Broadway, 17th Floor
New York, New York 10038
212 670-0420
FAX 212 670 4703
judy_witterschein@ml.com


Merrill Lynch

December 8, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Securities Exchange Act of 1934—Rule 14a-8(e)**
Shareholder Proposal Submitted by Grand Rapids Dominicans

Ladies and Gentlemen:

Merrill Lynch & Co., Inc. ("*Merrill Lynch*") has received the cover letter and shareholder proposal attached as Exhibit 1 hereto (the "*Proposal*") from Sister Mary Bridgid Clingman OP on behalf of the Grand Rapids Dominicans (the "*Dominicans*"), for inclusion in the proxy materials for, and submission to a vote of the shareholders of Merrill Lynch at, the 2005 annual meeting of shareholders (the "*2005 Annual Meeting*").

The proposal urges the Board of Directors of Merrill Lynch (the "*Board*") to limit the compensation paid to the Chief Executive Officer (the "*CEO*") to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount. The Proposal, dated November 5, 2005, was received by Merrill Lynch on November 15, 2004.

Pursuant to Rule 14a-8(e)(2) promulgated under the Securities Exchange Act of 1934, as amended, (the "*Exchange Act*"), Merrill Lynch intends to omit the Proposal from its proxy materials for the 2005 Annual Meeting because the Dominicans failed to follow the procedural requirements of the rules by not submitting the Proposal in a timely manner. Rule 14a-8(e) of the Exchange Act provides that proposals for a regularly scheduled annual meeting are to be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

Merrill Lynch's 2004 Proxy Statement contained the following disclosure on page 41: If you wish to submit a shareholder proposal to be included in the proxy materials for our 2005

Annual Meeting, you should submit your proposal in writing to our Corporate Secretary at our offices located at 222 Broadway, 17th Floor, New York, New York 10038-2510, no later than November 10, 2004. Merrill Lynch's Quarterly Statement on Form 10-Q for the period ended September 24, 2004 contained the following disclosure on page 67: In order to be included in ML&Co.'s proxy statement, shareholder proposals must be received by ML&Co. no later than November 10, 2004. A copy of page 41 of our 2004 Proxy Statement and a copy of page 67 of our Quarterly Statement on Form10-Q for the period ended September 24, 2004 where such disclosure appears are attached hereto as Exhibits 2 and Exhibit 3, respectively.

The Dominicans' letter is dated November 5, 2005; however, the letter, which was sent by regular mail, was post-marked November 8, 2004 and received on November 15, 2004. Therefore, the Proposal was received five days after the submission deadline contained in the 2004 Proxy Statement. We contacted Sister Mary Bridgid Clingman by letter dated November 22, 2004, a copy of which is attached hereto as Exhibit 4. On November 23, 2004 I received a call from Sister Mary Brigid Clingman during which she indicated that the proposal had been faxed to a number that she believed was a fax number for E. Stanley O'Neal, our Chairman and Chief Executive Officer, but that she did not have a confirmation of the receipt of the fax because their fax machine only alerts them if a fax was not received. After checking with our Corporate Services Department, I confirmed that 212-449-7537, the number to which Sister Mary Brigid Clingman indicated she faxed the Proposal, was not a fax number but was a working phone number, currently assigned to an employee in our Government Trading Systems area.

The United States Securities and Exchange Commission (the *"Commission"*) has taken the position that submission occurs when a company actually receives the proposal, not when the proponent mails or otherwise delivers it. In *Sara Lee Corporation*, 2001 SEC No.Act. LEXIS 656 (June 27, 2001), the company was permitted to exclude a proposal because, although the letter was postmarked May 23, 2001, it was received on May 30, 2001, seven days after the company's submission deadline. In *United National Bancorp*, 2000 SEC No-Act. LEXIS 182 (Feb. 7, 2000), the company was permitted to exclude a proposal that had been received one day late according to the company's mailroom log.

We note to the Commission that we received exactly the same proposal from three of our other shareholders and plan to include such proposal in the proxy materials for our 2005 Annual Meeting. However, since we believe that we must treat all of our shareholders similarly, we are not willing to include a shareholder proposal that fails to meet the procedural requirements of the rules set forth by the Commission. Accordingly, since our plan is to include the same proposal, submitted by three of our other shareholders, the exclusion of the Dominicans' proposal will not disadvantage any of our shareholders.

In light of the foregoing, we believe the Proposal is excludable from Merrill Lynch's proxy materials for our 2005 Annual Meeting under Rule 14a-8(e) of the Exchange Act because we received the Proposal on November 15, 2004 and thus it is not timely. We respectfully request that the Staff of the Division of Corporation Finance of the Commission confirm that the Proposal may be excluded from such proxy materials and that it will not recommend any enforcement action if Merrill Lynch omits the Proposal from its proxy materials for the 2005 Annual Meeting.

Pursuant to Rule 14a-8(j) of the Exchange Act, enclosed for filing, on behalf of Merrill Lynch, are five additional copies of this letter, as well as a receipt copy, and five copies of the letter dated November 5, 2004 from Sister Mary Brigid Clingman OP, on behalf of the Dominicans, to Merrill Lynch with the Proposal attached. A copy of this letter, with enclosures, is simultaneously being sent to the Dominicans. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 212.670.0420. Thank you for your attention to this matter.

Very truly yours,



Judith A. Witterschein

Attachments

cc: Sister Mary Brigid Clingman OP
Grand Rapids Dominicans



Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

EXHIBIT 1


NOV 15 2004

November 5, 2005

Ms. Judith A. Witterschein
Corporate Secretary
Merrill Lynch
222 Broadway, 17th Floor
New York, NY 10038-2510

RE: Resolution for 2005 Annual Shareholder Meeting

Dear Ms. Judith A. Witterschein,

The Sisters of the Order of St. Dominic (Grand Rapids Dominicans) are the beneficial owners of at least $2,000 of shares of Merrill Lynch stock. A letter of verification will be forwarded.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with Catholic Equity Fund and other shareholders from the Interfaith Center for Corporate Responsibilities as well as other socially responsible investors for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

Respectfully,



Sister Mary Brigid Clingman OP
Councilor of Mission and Advocacy
mbclingman@grdominicans.org

cc. Theodore Zimmer

FAX: 616-454-6105 www.grdominicans.org Administrative Offices: 616-459-2910

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and

- In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors.

This proposal does not apply to the extent that complying would necessarily breach a compensation agreement in effect at the time of the present shareholder meeting.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means U.S.-based employees working in the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Supporting Statement:

Our resolution is based on these premises:

1. Unless internally anchored, market-based compensation methods tend to produce excessive CEO compensation;

2. Very high CEO pay should require shareholder approval since it tends to produce sub par share performance long-term; and

3. Very highly paid CEOs should realize that they might share some pain when choosing job reductions as a means to achieve corporate goals.

Our resolution would introduce an internal foundation for CEO compensation—the company's CEO/average-worker pay ratio. Commentators note that on the average for U.S. companies this ratio has gone from about 42 in 1980 to several hundred today and that it tends to be much lower in foreign companies that compete successfully with U.S. companies. Consistent with these facts, the Blue Ribbon Commission of the National Association of Corporate Directors has urged compensation committees to use such a ratio as a factor in setting CEO compensation. Our resolution follows this advice.

Our resolution would not arbitrarily limit CEO compensation. Rather, it would offer the board the opportunity to persuade the shareholders that very high CEO compensation would make the company more competitive and would be in their interest.

At Merrill Lynch, CEO Compensation in 2001, 2002, and 2003 was 22.5, 14.4, and 28.1 million dollars. The 2003 Compensation was 1,103 times the $25,501 that the average U.S. worker makes according to the AFL-CIO's Executive Paywatch (http://www.aflcio.org/corporateamerica/paywatch/). In its 2004 analysis of executive pay versus shareholder return, Business Week gave the CEO its second worst rating (http://www.businessweek.com/pdfs/2004/0416_execpay.pdf).



Grand Rapids Dominicans

2025 East Fulton Street
Grand Rapids MI 49503-3895


GRAND RAPIDS, MI 493
PM
08 NOV
2004



Ms. Judith A. Witterschein
Corporate Secretary
Merrill Lynch
222 Broadway, 17th Floor
New York, NY 10038-2510

10038+2514 

EXHIBIT 2

2004 Proxy Statement



Annual Meeting of Shareholders
April 23, 2004

Merrill Lynch & Co., Inc.
Conference and Training Center
Plainsboro, New Jersey

Information Regarding Shareholder Proposals for the 2005 Annual Meeting

If you wish to submit a shareholder proposal to be included in the proxy materials for our 2005 Annual Meeting, you should submit your proposal in writing to our Corporate Secretary at our offices located at 222 Broadway, 17th Floor, New York, New York 10038-2510, no later than November 10, 2004.

If you wish to submit a proposal or a matter for consideration at our 2005 Annual Meeting but you do not meet the deadline for inclusion in the proxy materials, our By-Laws require that your proposal must be received by the Corporate Secretary at least 50 days before the date of the 2005 Annual Meeting. As a general matter, we hold our Annual Meeting of Shareholders during the third or fourth week of April. Your proposal also must comply with certain information requirements set forth in the Company's By-Laws. You may obtain a copy of our By-Laws from the Corporate Secretary. The By-Laws are filed as an exhibit to the Company's 2003 Form 10-K and may be found on the ML Corporate Governance Website. These requirements apply to any matter that a shareholder wishes to raise at the Annual Meeting other than pursuant to the procedures set forth in Rule 14a-8 of the U.S. Securities Exchange Act of 1934. The deadline for receiving proposals for consideration at the 2004 Annual Meeting was March 4, 2004.

If you wish to submit director nominees for consideration by the Nominating and Corporate Governance Committee for the 2005 Annual Meeting of Shareholders, you may write to the Corporate Secretary at our offices located at 222 Broadway, 17th Floor, New York, New York 10038-2510. See "Information on the Director Nomination Process."

Under our Certificate of Incorporation, if you intend to nominate a director at our 2005 Annual Meeting, you must deliver notice of the nomination to the Corporate Secretary at least 50 days but no more than 75 days before the meeting.

Other Business

The only business to come before the Annual Meeting of which the management is aware is set forth in this Proxy Statement. If any other business should come before the meeting, the proxy holders named in the accompanying form of proxy have discretionary authority to vote your shares with respect to such matters in accordance with their best judgment.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended	**September 24, 2004**
Commission File Number	**1-7182**

MERRILL LYNCH & CO., INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-2740599**
(State of incorporation)	(I.R.S. Employer Identification No.)
4 World Financial Center **New York, New York**	**10080**
(Address of principal executive offices)	(Zip Code)

(212) 449-1000
Registrant's telephone number, including area code

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO __

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

YES X NO __

APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

928,629,718 shares of Common Stock and 2,782,912 Exchangeable Shares as of the close of business on October 25, 2004. The Exchangeable Shares, which were issued by Merrill Lynch & Co., Canada Ltd. in connection with the merger with Midland Walwyn Inc., are exchangeable at any time into Common Stock on a one-for-one basis and entitle holders to dividend, voting, and other rights equivalent to Common Stock.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds and Issuer Purchases of Equity Securities

The table below sets forth the information with respect to purchases made by or on behalf of Merrill Lynch or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of our common stock during the quarter ended September 24, 2004.

ISSUER PURCHASES OF EQUITY SECURITIES

(dollars in millions, except per share amounts)

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program[1]
Month #1 (Jun. 26 – Jul. 30)				
Capital Management Program	10,564,600	$50.76	10,564,600	$1,738
Employee Transactions	571,050	50.48	N/A	N/A
Month #2 (Jul. 31 – Aug. 27)				
Capital Management Program	6,000,000	49.19	6,000,000	$1,443
Employee Transactions	705,575	49.66	N/A	N/A
Month #3 (Aug. 28 – Sept. 24)				
Capital Management Program	1,200,000	51.54	1,200,000	$1,381
Employee Transactions	172,488	51.80	N/A	N/A
Total, September 24, 2004				
Capital Management Program	17,764,600	$50.28	17,764,600	$1,381
Employee Transactions[2]	1,449,113	50.24	N/A	N/A

(1) *At period-end. As part of Merrill Lynch's capital management, the board of directors authorized the repurchase of up to $2 billion of outstanding common shares under a program announced on February 10, 2004. Share repurchases under the program were made pursuant to open-market purchases, Rule 10b5-1 plans or privately negotiated transactions as market conditions warranted and at prices Merrill Lynch deemed appropriate. On July 13, 2004, the Board of Directors authorized the repurchase of an additional $2 billion of Merrill Lynch outstanding common shares*

(2) Included in the total number of shares purchased are: *(A) 945,782 shares purchased during the period by participants in the Merrill Lynch 401(k) Savings and Investment Plan ("401(k)") and the Merrill Lynch Retirement Accumulation Plan ("RAP"). Purchases under the 401(k) and the RAP are executed at the market price of Merrill Lynch's common stock at the time the transaction occurs. (B) 503,331 Restricted Shares withheld (under the terms of grants under employee stock compensation plans) to offset tax withholding obligations that occur upon vesting and release of Restricted Shares during the quarter. ML & Co.'s employee stock compensation plans provide that the value of the shares delivered or attested, or withheld, shall be the average of the high and low price of ML & Co.'s common stock (Fair Market Value) on the date the relevant transaction occurs.*

Item 5. Other Information

The 2005 Annual Meeting of Shareholders will be held at 9:30 a.m. on Friday, April 22, 2005 at the Merrill Lynch Conference and Training Center, 800 Scudders Mill Road, Plainsboro, New Jersey. Any shareholder of record entitled to vote generally for the election of directors may nominate one or more persons for election at the Annual Meeting only if proper written notice, as set forth in ML & Co.'s Certificate of Incorporation, has been given to the Secretary of ML & Co., 222 Broadway, 17th Floor, New York, New York 10038, no earlier than February 6, 2005 and no later than March 3, 2005. In addition, any shareholder intending to bring any other business before the meeting must provide proper written notice, as set forth in ML & Co.'s By-Laws, to the Secretary of ML & Co. on or before March 3, 2005. In order to be included in ML & Co.'s proxy statement, shareholder proposals must be received by ML & Co. no later than November 10, 2004.

Judith A. Witterschein
First Vice President &
Corporate Secretary

Office of General Counsel

222 Broadway, 17th Floor
New York, New York 10038
212 670-0420
FAX 212 670 4703
Judith_Witterschein@ml.com



November 22, 2004

Sister Mary Brigid Clingman OP
Councilor of Mission and Advocacy
Grand Rapids Dominicans
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

Dear Sister Mary Brigid Clingman:

I am in receipt of your letter submitting a proposal that would limit the compensation of the Chief Executive Officer of Merrill Lynch & Co., Inc. ("Merrill Lynch") for inclusion in Merrill Lynch's 2005 Proxy Statement. I write to inform you that we will not include the proposal in the 2005 Proxy Statement as the proposal was not received in our offices in time to meet our deadline of November 10, 2004. I have enclosed a stamped copy of your proposal evidencing the date it was received at our executive offices.

Rule 14a-8 of the Securities Exchange Act of 1934, a copy of which is enclosed for your convenience, provides that proposals for a regularly scheduled annual meeting are to be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. We determined this date to be November 10, 2004 and disclosed this date on page 41 of our 2004 Proxy Statement.

Submission occurs when a company actually receives the proposal, not when the proponent mails or otherwise delivers it. Accordingly, because we received your proposal (which was sent by regular mail and postmarked November 8, 2004) on November 15, 2004, the proposal is not timely. Please note however, that nearly identical proposals presented by the Catholic Equity Fund, the Sisters of Charity of the Incarnate Word and by Christus Health were received on a timely basis. As required by the Securities and Exchange Commission ("SEC"), we will submit our reasons for exclusion of your proposal to the SEC and mail a copy of that submission to you.

I have also taken this opportunity to enclose a few copies of our recently published document entitled *"The Way We Do Business: Our Commitment to Clients and Shareholders."* This document summarizes the policies, procedures and protocols we follow with regard to corporate governance and our approach to operations. For your information, additional resources about corporate governance at Merrill Lynch may be found at the following hyperlink: http://www.ml.com/about/corp_governance/.

If you have any further questions about our corporate governance practices, please feel free to call me at 212.670.0420. Thank you for your interest in Merrill Lynch.

Very truly yours,



Judith A. Witterschein

Enclosures



Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895


NOV 15 2004

November 5, 2005

Ms. Judith A. Witterschein
Corporate Secretary
Merrill Lynch
222 Broadway, 17th Floor
New York, NY 10038-2510

RE: Resolution for 2005 Annual Shareholder Meeting

Dear Ms. Judith A. Witterschein,

The Sisters of the Order of St. Dominic (Grand Rapids Dominicans) are the beneficial owners of at least $2,000 of shares of Merrill Lynch stock. A letter of verification will be forwarded.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with Catholic Equity Fund and other shareholders from the Interfaith Center for Corporate Responsibilities as well as other socially responsible investors for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

Respectfully,



Sister Mary Brigid Clingman OP
Councilor of Mission and Advocacy
mbclingman@grdominicans.org

cc. Theodore Zimmer

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and

- In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors.

This proposal does not apply to the extent that complying would necessarily breach a compensation agreement in effect at the time of the present shareholder meeting.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means U.S.-based employees working in the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Supporting Statement:

Our resolution is based on these premises:

1. Unless internally anchored, market-based compensation methods tend to produce excessive CEO compensation;

2. Very high CEO pay should require shareholder approval since it tends to produce sub par share performance long-term; and

3. Very highly paid CEOs should realize that they might share some pain when choosing job reductions as a means to achieve corporate goals.

Our resolution would introduce an internal foundation for CEO compensation—the company's CEO/average-worker pay ratio. Commentators note that on the average for U.S. companies this ratio has gone from about 42 in 1980 to several hundred today and that it tends to be much lower in foreign companies that compete successfully with U.S. companies. Consistent with these facts, the Blue Ribbon Commission of the National Association of Corporate Directors has urged compensation committees to use such a ratio as a factor in setting CEO compensation. Our resolution follows this advice.

Our resolution would not arbitrarily limit CEO compensation. Rather, it would offer the board the opportunity to persuade the shareholders that very high CEO compensation would make the company more competitive and would be in their interest.

At Merrill Lynch, CEO Compensation in 2001, 2002, and 2003 was 22.5, 14.4, and 28.1 million dollars. The 2003 Compensation was 1,103 times the $25,501 that the average U.S. worker makes according to the AFL-CIO's Executive Paywatch (http://www.aflcio.org/corporateamerica/paywatch/). In its 2004 analysis of executive pay versus shareholder return, Business Week gave the CEO its second worst rating (http://www.businessweek.com/pdfs/2004/0416_execpay.pdf).

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Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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Merrill Lynch





DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 30, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merrill Lynch & Co., Inc.
Incoming letter dated December 8, 2004

The proposal relates to compensation.

There appears to be some basis for your view that Merrill Lynch may exclude the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent of the proposal under rule 14a-8(e)(2) because Merrill Lynch received it after the deadline for submitting proposals. We note in particular your representation that Merrill Lynch received the proposal after this deadline and that the facsimile number used for delivery is not a facsimile number at Merrill Lynch's principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if Merrill Lynch omits the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel